Exhibit (a)(5)(D)

Tucows Inc. Announces Final Results of Dutch Tender Offer

TORONTO – January 8, 2015 – Tucows Inc. (NASDAQ:TCX, TSX:TC), a provider of network access, domain name and other Internet services, announced today the final results of its modified “Dutch auction” tender offer (the “Tender Offer”), which expired at 5:00 p.m., New York City time, on January 7, 2015. Tucows will purchase 193,907 shares of its common stock at a purchase price of $18.50 per share, for a total cost of $3,587,280, excluding fees and expenses related to the tender offer. Payment for shares accepted for purchase will be funded in cash. The 193,907 shares accepted for purchase in the tender offer represent approximately 1.7% of Tucows’ currently issued and outstanding common stock.

Payment for shares accepted for purchase will be made promptly by Computershare Trust Company, N.A., the depositary for the tender offer.

All shares purchased by Tucows in the tender offer will be cancelled. As a result of the completion of the Tender Offer and immediately following payment of the tendered shares, Tucows will have approximately 11,135,825 shares issued and outstanding.

About Tucows

Tucows is a provider of network access, domain name and other Internet services. Ting (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users. OpenSRS (http://opensrs.com) manages over 13 million domain names and millions of value-added services through a global reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. More information can be found on Tucows’ corporate website (http://tucows.com).

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:

Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@tmxequicom.com